Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3B DATED JULY 8, 2010

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 1 dated April 22, 2010, supplement no. 2 dated May 18, 2010 and supplement no. 3 dated June 22, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to purchase an office building containing 1,302,901 rentable square feet in Chicago, Illinois;

•	entry into a commitment for mortgage financing related to the acquisition of an office building in Chicago, Illinois; and

•	risks related to the acquisition.

Probable Real Estate Investment

300 N. LaSalle Building

On July 1, 2010, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire a 60-story office building containing 1,302,901 rentable square feet located on approximately 1.2-acres of land in Chicago, Illinois (the “300 N. LaSalle Building”). The seller is not affiliated with us or our advisor. The purchase price of the 300 N. LaSalle Building is approximately $655.0 million plus closing costs. We intend to fund the purchase of the 300 N. LaSalle Building with proceeds from a mortgage loan from an unaffiliated lender, proceeds from credit facilities and proceeds from this offering. Pursuant to the purchase and sale agreement, we would be obligated to purchase the 300 N. LaSalle Building only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. We have made deposits of $20.0 million, and in some circumstances, if we fail to complete the acquisition, we may forfeit up to $20.0 million of earnest money.

Currently, the 300 N. LaSalle Building is 93% leased to 24 tenants, including Kirkland and Ellis LLP (“Kirkland and Ellis”), which occupies 53% of the total rentable square feet of the 300 N. LaSalle Building. Kirkland and Ellis is an international full-service law firm, with approximately 1,500 attorneys practicing worldwide in 10 cities and approximately 650 attorneys practicing in Chicago. The 300 N. LaSalle Building serves as the global headquarters for Kirkland and Ellis. No other tenant occupies more than 10% of the total rentable square feet of the 300 N. LaSalle Building. Pursuant to the purchase and sale agreement, we agreed to hire an affiliate of the seller as the property manager.

The current aggregate annualized base rent for the tenants of the 300 N. LaSalle Building, which represents annualized contractual base rental income as of July 1, 2010, adjusted to straight-line any contractual rent increases or decreases from each lease’s inception through the balance of the term, is approximately $43.7 million and the current weighted-average remaining lease term for the tenants is approximately 15.7 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $35.97 per square foot.

The Kirkland and Ellis lease expires on February 28, 2029 and the average rental rate over the lease term is $36.95. Kirkland and Ellis has four options to extend the term of its lease by five or ten years. The tenant has nine full-floor expansion options between 2015 and 2025, various rights of first offer and four full-floor contraction options between 2016 and 2026. Kirkland and Ellis also has a one-time option to terminate its entire lease as of February 28, 2025, subject to a termination fee.

The 300 N. LaSalle Building was completed and commenced rental operations in 2009, and as a result, occupancy and rental information for 2009 does not reflect our expected future operations of the property. As of December 31, 2009, the 300 N. LaSalle Building was 75% occupied and the average annual rental rate was $28.71 per square foot. The average annual rental rate at December 31, 2009 is calculated as the annualized contractual base rental income (excluding rental abatements) divided by leased square feet. As of December 31, 2009, several of the tenants, including Kirkland and Ellis, were under the rental abatement period of their respective lease. The average effective annual rental rate, which includes the impact of rental abatements, was $4.56 per square foot as of December 31, 2009. As the building was completed in 2009, there was no occupancy information or rental operations prior to 2009.

The table below sets forth a schedule of expiring leases for the 300 N. LaSalle Building by square footage and by annualized base rent as of July 1, 2010.

Year	Number of Expiring Leases	Annualized Base Rent (in thousands)	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2010	—	$—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	3	728	2%	24,625	2%
2016	1	209	1%	7,377	1%
2017	3	691	2%	22,875	2%
2018	—	—	—	—	—
2019	6	3,107	7%	84,693	7%
Thereafter	12	39,001	88%	1,076,212	88%

Annualized base rent, for each of the years indicated above, represents annualized contractual base rental income as of July 1, 2010, adjusted to straight-line any contractual rent increases or decreases from the lease’s inception through the balance of the lease term.

We believe that the 300 N. LaSalle Building is suitable for its intended purpose and adequately insured. If we acquire the 300 N. LaSalle Building, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the 300 N. LaSalle Building, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

300 N. LaSalle Building Mortgage Loan Agreement

On July 6, 2010, we, through an indirect wholly-owned subsidiary (the “Borrower”), applied for and committed to accept a five-year $350.0 million mortgage loan (the “300 N. LaSalle Building Mortgage Loan”) with MetLife, Inc. (“MetLife”), subject to certain closing conditions. The Borrower secured an interest rate of 4.25% by submitting a non-refundable processing fee of $0.2 million and a good faith deposit of $5.3 million. Payments under the 300 N. LaSalle Building Mortgage Loan will be interest-only for the first three years, followed by principal and interest payments with principal payments calculated using an amortization schedule of 30 years for the balance of the term of the loan with the remaining principal balance due at maturity. The good faith deposit will be returned to the Borrower on the date of closing or if MetLife does not approve the transaction. If we do not acquire the property, the good faith deposit will be returned less out-of-pocket expenses incurred by MetLife in connection with the loan application and less a breakage fee of $0.9 million. The closing of the 300 N. LaSalle Building Mortgage Loan is contingent on customary terms and conditions and there can be no assurance that we will complete this transaction.

The Borrower may not prepay the 300 N. LaSalle Building Mortgage Loan, in whole or in part, for a period of 30 months following the closing of the loan. Thereafter, the Borrower may prepay the 300 N. LaSalle Building Mortgage Loan, in whole or in part, subject to a prepayment fee equal to no less than 1% of the amount of the loan being prepaid.

The 300 N. LaSalle Building Mortgage Loan will be secured by the 300 N. LaSalle Building. KBS REIT Properties II, LLC (“REIT Properties II”), one of our indirect wholly-owned subsidiaries, will provide a limited guaranty of the obligations of the Borrower with respect to the recourse provisions of the 300 N. LaSalle Building Mortgage Loan. REIT Properties II indirectly wholly owns all of our properties. This guaranty will permit MetLife to proceed against REIT Properties II and/or the Borrower to: enforce certain leases; recover, in certain circumstances, certain damages suffered by MetLife, condemnation or insurance proceeds, tenant security deposits, tenant letters of credit, other fees, rents or prepaid rents; certain out-of-pocket expenses incurred by MetLife under the mortgage securing the 300 N. LaSalle Building Mortgage Loan (excluding such expenses if incurred in foreclosure); recover costs and damages arising from the Borrower’s failure to pay insurance premiums or other impositions; and recover damages arising from the Borrower’s failure to comply with ERISA provisions in the mortgage securing the 300 N. LaSalle Building Mortgage Loan. None of the above provisions represents an obligation of REIT Properties II to provide a guaranty of the principal balance outstanding under the 300 N. LaSalle Building Mortgage Loan, except in the event of (i) transfers in violation of the 300 N. LaSalle Building Mortgage Loan documents, (ii) financings in violation of the 300 N. LaSalle Building Mortgage Loan documents, (iii) commencement of a voluntary bankruptcy or insolvency proceeding by the Borrower and (iv) involvement of the Borrower in a collusive involuntary bankruptcy or insolvency proceeding.

Risk Factors

If we acquire the 300 N. LaSalle Building, a significant percentage of our assets would be invested in one property and the value of our stockholders’ investment in us would fluctuate with the performance of this investment.

If acquired, the 300 N. LaSalle Building would represent approximately 40% of our total investments and approximately 35% of our total annualized base rent as of July 1, 2010. In addition, the largest tenant at the property, Kirkland and Ellis, leases approximately 53% of the 300 N. LaSalle Building and would represent approximately 20% of our total annualized base rent as of July 1, 2010. Further, if we acquire the 300 N. LaSalle Building, the geographic concentration of our portfolio would make us particularly susceptible to adverse economic developments in the Chicago real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to our stockholders.

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